Exhibit 99.2

 Q3 2022 presentation  November 17, 2022  cover

 FORWARD LOOKING STATEMENTS  This presentation and related discussions includes forward looking statements, which may be identified by words such as "anticipate," "expect", "illustrative," "may", "potential," "will" and similar expressions and include statements with respect to sales of rigs, statements with respect to our financial progression, expected financial results, including expected revenue and Adjusted EBITDA, statements about the drilling market, including this market being tight, the global and modern feet utilization being at heathy levels and impacting day rates, the day rate curve sharply inflecting, the shallow water production being a key to growth, including information relating to expected industry drivers of growth, strong utilization and strong demand driving the recovery, including forward utilization and rig demand pipeline remaining strong, limited availability of rigs in key markets, lead times for completion of rigs, newbuild prices; expectations on utilization and day rates, our focus on operational execution, safety, uptime and value creation for our customers; our plans to refinance our convertible bond in the first quarter of 2023, and other non-historical statements. These forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including our industry and business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our Mexico JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation and energy commodity prices and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with our lenders to refinance our debt, including risks relating to our undertaking in certain of our loan agreements to refinance the convertible bond by the first quarter of 2023, risks relating to the maturity of our secured debt in 2025, risks relating to our liquidity, the risk that our available liquidity is not sufficient to meet or refinance our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations and our other obligations as they fall due, and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to our newbuild purchase and financing agreements, risks relating to our plans and agreements to sell three newbuild rigs including the risk that we may be unable to complete the sales on the intended terms at all, risk relating to the military action in Ukraine and its impact on our business, and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.  2

 MODERN FLEET AND GLOBAL PRESENCE  FINANCIAL RESULTS ($ MILLION)   3  STRONG OPERATIONAL PERFORMANCE IN THE QUARTER  Source: Company data  5 of 6 rigs in Mexico are operated through a joint venture  Anticipating completion of sale of 3x newbuild rigs from Keppel  Contracted  Available  Under  Construction  24 Total Rig Fleet  2  20  2  6  6  4  3  1  1  1  2  248.2  286.0  6.9  43.9  (5.1)  60.4  2.6  107.9  Revenue  Opex  EBITDA   Free and restricted Cash  37.8  37.0  65.5  105.3  Q2-22  Q3-22

 KEY FINANCIALS Q3 2022  Revenues increased by $2.6 million primarily as a result of an increase in the number of operational days. Related party revenue (bareboat) from Mexico decreased by $0.2 million quarter on quarter.  Rig operating and maintenance expenses decreased by $5.1 million quarter on quarter primarily due to decrease in amortization of deferred costs.  Impairment in Q3 relates to the rig “Gyme”, which was classified as held for sale. The sale price was $120 million.  G&A decreased by $2.6 million in comparison to the prior quarter, primarily due to a decrease in legal and professional fees in addition to salary expenses.  Total financial expenses net increased by $17.2 million, driven by: (i) a $7.5 million financing fee, (ii) $4.3 million higher interest costs due to higher market interest rates, (iii) $3.1 million decrease in interest income and (iv) $2.3 million increase in FX losses.   Adjusted EBITDA increased by $6.9 million quarter on quarter  Cash increased by $249.3 million in comparison to the prior quarter and is primarily driven by:  Cash proceeds generated from operating activities of $9.3 million, which includes $9.9 million cash interest paid, and the payment of a $7.5 million financing fee;  Cash used on fixed asset additions of $20.4 million, mainly driven by activations of the “Arabia I”, “Arabia II” and “Thor”;  $260.4 million of net proceeds from the August 2022 equity offering.  INCOME STATEMENT  COMMENTS Q3 2022  USD million  Q3 2022  Q2 2022  Operating revenues  107.9  105.3  Rig operating and maintenance expenses  (60.4)  (65.5)  Impairment of non-current assets  (7.3)  (124.4)  General and administrative expenses  (7.0)  (9.6)  Depreciation of non-current assets  (29.2)  (29.5)  Total operating expenses   (103.9)  (229.0)  Operating profit/loss   3.9   (123.0)  Income/(loss) from equity method investments  (0.2)  (1.1)  Total financial expenses net   (54.1)   (36.9)  Net loss   (54.9)   (165.3)  Adjusted EBITDA  43.9  37.0  USD million  Q3 2022  Q2 2022  Total assets  3,279  2,991  Total liabilities  2,362  2,279  Total equity  917   712  Cash and cash equivalents  279.0  29.7   Restricted cash (short-term and long-term)  7.0  8.1  SUMMARY BALANCE SHEET

 FINANCIAL PROGRESSION  REVENUE - QUARTERLY  REVENUE YTD - 2022 VS 2021  ADJUSTED EBITDA - QUARTERLY  ADJUSTED EBITDA - YTD 2022 VS 2021  + 68%  + 581%

 FLEET OVERVIEW – BORR DRILLING  Option  Under Construction  Available   Firm

 SHALLOW WATER PRODUCTION – KEY TO GROWTH  LARGE RESOURCES AT LOW BREAKEVEN COST  MIDDLE EAST WITH INCREASED FOCUS ON OFFSHORE  Source: Rystad Energy research and analysis; Rystad Energy UCube  1 includes crude oil, condensate, NGL and gas  Breakeven oil price (USD/barrel)   Shallow Water  34%  40%

 TIGHT MARKET – UTILISATION IMPACTING DAY RATES   UTILISATION AT HEALTHY LEVELS  DAY RATE CURVE SHARPLY INFLECTING  Source: Petrodata by S&P Global, DNB Markets  1 Modern rigs are rigs built in 2000 or after  2 Excludes fixture for harsh environment rigs

 HIGH UTILISATION AND STRONG DEMAND DRIVING THE RECOVERY  3 YEAR FORWARD UTILISATION AT PEAK LEVELS  RIG DEMAND1 PIPELINE REMAINS STRONG  Source: Petrodata by S&P Global, DNB Markets  Notes:  1 Demand includes pre-tender, tender, probable and possible prospects  Doubling of demand from 2020 lows

    LIMITED AVAILABILITY IN KEY MARKETS  Source: Petrodata by IHS Global  Peak demand based on April 2014  NW Europe  Available  1  Contr.  31  ▼16 from   peak  US GOM  Available  5  Contr.  6  ▼27 from   peak  Mexico  Available  1  Contr.  35  ▼16 from   peak  W Africa  Available  2  Contr.  13  ▼7 from   peak  Middle East  Available  10  Contr.  154  ▲25 from   peak  India  Available  1  Contr.  33  ▼2 from   peak  SE Asia  Available  3  Contr.  41  ▼27 from   peak  Total Fleet  Contr.  395  Contr.  293  Contr.  102  ▼57 from   peak  Modern Fleet  Standard Fleet  Available  36  Available  18  Available  18

 GLOBAL MODERN RIG AVAILABILITY DOWN TO SINGLE DIGITS  NEWBUILDS PROVIDE NO RELIEF  STRONGER FOR LONGER  Not Marketed  Uncompetitive  Owner-Operated  95%  Nominal  Utilisation  98%  Effective  Utilisation  Contracted  Reduced supply  21 rigs under construction remain in the yards (vs. 29 at 2021YE and 49 at 2020YE)  Committed capacity  5 rigs under construction have future contracts or are owner-operated  Record low orderbook ratio  Ratio of available rigs under construction to total fleet at ~3%, a record low since early 2000’s  High new order prices  Price for new orders expected to exceed prior cycle prices and approach $300 million  Long lead times  Several of the rigs under construction are in early stages and should require 24+ months for completion

 IN CONCLUSION  12  ✓  Refinance of secured creditors successfully completed – Convertible bond due for refinance in Q1 2023   ✓  High asset utilization – currently at 95% – with day rates increasing accordingly   ✓  Revenue and EBITDA 2022 expected to be above previously guided range  ✓  Shipyard new build inventory largely exhausted – and newbuild pricing rumoured to approach $300 million  ✓  Laser focused on operational execution, safety and uptime – value creation for our customers is paramount